UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2023
Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

The exhibits attached to this Form 6-K are being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

Pursuant to the notice for the Annual General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (the “Company”) that was published on November 13, 2023 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on November 13, 2023, the Company hereby furnishes the proxy statement and form of proxy card for the Meeting. The Meeting is scheduled to be held on Monday, December 18, 2023 at 2:00 p.m (Israel time) at the offices of Check-Cap’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Rd., Tel Aviv 6492103, Israel.  Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.2 and 99.3, respectively.

A letter accompanying the proxy statement is furnished herewith as Exhibit 99.1 to this Form 6-K. Also, the Company has received a written position statement from Symetryx Corporation, a shareholder of the Company. The position statement is furnished herewith as Exhibit 99.4 to this Form 6-K.

The information in this Form 6-K (including in Exhibits 99.1, 99.2, 99.3 and 99.4) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that section.

Exhibit

Exhibit No.	Description

99.1	Letter accompanying the Proxy Statement.

99.2	Proxy Statement for the Annual General Meeting of Shareholders to be held on December 18, 2023.

99.3	Form of Proxy Card to be used in connection with the Company’s Annual General Meeting of Shareholders to be held on December 18, 2023.

99.4	Position statement of Symetryx Corporation.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (https://ir.check-cap.com/home) or by writing to the Company at: mira.rosenzweig@check-cap.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: November 22, 2023	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer